Exhibit 99.1

Azure Power ties up with Siemens Gamesa for Supply of Onshore Wind Turbines

NEW DELHI, August 12, 2022 -- Azure Power Global Limited (NYSE: AZRE) ("Azure" or "the Company"), a leading independent sustainable energy solutions provider and renewable power producer in India, today announced that it has signed a Master Supply Agreement ("MSA") with Siemens Gamesa Renewable Power Private Limited ("Siemens Gamesa"), a global leader in wind technology. Siemens Gamesa will supply 96 units of SG 3.6-145 onshore wind turbines which will cater to an overall capacity of ~346 MW wind projects. The turbine supply is expected to commence during Q2 CY 2023.

Speaking on the partnership, Harsh Shah, CEO, Azure Power said, "We are pleased to partner with Siemens Gamesa in our first wind project. Wind energy is going to be an imperative element for delivering firm, reliable and clean energy to achieve the energy transition vision of the country. This partnership will create long-term supply visibility while securing sustainable value for our stakeholders."

Navin Dewaji, CEO, Siemens Gamesa-India said, "We are delighted to begin this new partnership with Azure Power on this large-scale project using use our latest India focused technology. The contract provides new impetus to the wind industry at a key juncture in the country’s energy transition. Teams from both companies have worked relentlessly over the last few months to secure maximum value for the project. With this new joint approach, alongside our technological innovation, we are confident of delivering the right renewable energy solutions to the market,” said Navin Dewaji, India CEO of Siemens Gamesa."

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and renewable power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets.

We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

We also partner with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other

Exhibit 99.1

risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com